# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coherus Oncology, Inc., CIK 0001512762
CUSIP: 19249H103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: C/O DENNIS M. LANFEAR, C/O DENNIS M. LANFEAR, REDWOOD CITY, California (CA), 94065
Date of event which requires filing of this statement: 02/05/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0002109159-26-000001
Filed by CIK 0002109159

## Reporting persons
- Timothy G. Youngquist 2020 Irrevocable Trust
  Comment: The percentage reported is based on 154,217,609 shares of the Issuer's common stock outstanding as of April 16, 2026, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 20, 2026. The shares reported herein are held by the Timothy G. Youngquist 2020 Irrevocable Trust, dated 2020, as amended and/or restated (the "Trust"), of which Trista Kragh is a trustee. Includes 500,000 shares of common stock underlying call options that constitute a right to acquire shares within 60 days for purposes of Rule 13d-3. For purposes of calculating the Reporting Person's percentage of class, such underlying shares are deemed outstanding.

## Item 1. Issuer
Name of issuer: Coherus Oncology, Inc.
Address of issuer's principal executive offices: C/O DENNIS M. LANFEAR, C/O DENNIS M. LANFEAR, REDWOOD CITY, CALIFORNIA, 94065.

## Item 2. Person Filing
Name of person filing: Timothy G. Youngquist 2020 Irrevocable Trust
Address of principal business office or, if none, residence: 15581 Pine Ridge Road Fort Myers, Fl 33908
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 12,790,800
Percent of class: 8.267%
Sole power to vote or to direct the vote: 12,790,800
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 12,790,800
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Timothy G. Youngquist 2020 Irrevocable Trust

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Trust

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Timothy G. Youngquist 2020 Irrevocable Trust: Nolan Rheam, Manager (05/11/2026)